Exhibit 1
                                                                       ---------
FOR IMMEDIATE RELEASE                                           11 December 2006


                              WPP GROUP PLC ("WPP")


                    PPGH/JWT and Ubachs Wisbrun merge to form
                      Ubachs Wisbrun/JWT in the Netherlands


WPP  announces  that  its  wholly-owned   operating  company  JWT,  the  leading
advertising agency network, has agreed to merge its Dutch operating company PPGH/JWT Groep BV with leading independent agency Ubachs Wisbrun BV ("Ubachs Wisbrun"). WPP will hold a 60% stake in the merged business which will be renamed Ubachs Wisbrun/JWT. Ubachs Wisbrun/JWT will commence trading on 1 January 2007.

Founded in 1996, Ubachs Wisbrun is based in Amsterdam and employs 56 people. Clients include Rabobank, Etos, Schuitema (C1000), ANWB and @Home.

Ubachs Wisbrun's revenues for the year ended 31 December 2005 were (euro) 8.6 million, with gross assets at the same date of (euro) 5.5m.

This investment continues WPP's strategy of developing advertising capabilities for existing and new clients in mature markets.


Contact:
Feona McEwan, WPP                            T. 44 (0)20 7408 2204
www.wpp.com